Exhibit 6

EXECUTIVE OFFICERS AND DIRECTORS

OF

ALPHA UNITS HOLDINGS, INC.

The names of the Directors and the names and titles of the Executive Officers of Alpha Units Holdings, Inc. (“Alpha Units Holdings”) and their business addresses and principal occupations are set forth below. If no address is given, the Director’s or Executive Officer’s business address is that of AXA America at 1290 Avenue of the Americas, New York, New York 10104. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Alpha Units Holdings and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation

* Dave S. Hattem	Director

* Anders B. Malmström (1)	Chairman of the Board, President and Chief Executive Officer

* Robin Raju	Senior Executive Vice President and Chief Financial Officer

*	Director
(1)	Citizen of Switzerland